200 – 224 4th Avenue South Saskatoon, SK Canada S7K 5M5 Phone: (306)668-7505 Fax: (306)668-7500 Internet: www.clauderesources.com e-mail: clauderesources@clauderesources.com

November 13, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Tia L. Jenkins

    Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re:	Claude Resources Inc.
Form 40-F for Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 001-31956

Further to your October 30, 2013 correspondence, please find below, written response to your comments. For your ease of review each of your comments (summarized where appropriate) will be listed first followed by Claude’s response in italics:

1.	Comment:

Please have your auditor revise the auditors’ responsibility paragraph of the audit report to reflect that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board and file the revised report in an amendment. See SEC Release 34-49707 issued May 14, 2004 and PCAOB Auditing Standard No. 1.

Response:

We have referred to the items noted within the Staff’s comment and also to Section 6820.3 of the Division of Corporation Finance Financial Reporting Manual, which states the following:

“Reports of independent accountants issued for MJDS filers may still refer solely to Canadian GAAS when filed on MJDS forms.”

Our auditors have also confirmed to us that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, as well as under all relevant U.S. professional and regulatory standards, including PCAOB Rule 3520.

2.	Comment:

Your accounting policy states that fair value for mineral properties is generally determined as the present value of estimated future cash flows arising from the continued use of assets. Cash flows are discounted to their present value using a post-tax discount rate. Please provide us with a detailed discussion of your basis to utilize a post-tax discount rate as opposed to a pre-tax discount rate as required by IAS 36 paragraph 55.

Response:

We have reviewed the disclosure within our December 31, 2012 consolidated financial statements and, as the Staff has noted, we have indicated in our Impairment Significant Accounting Policy note for Non-Financial Assets the following in our discussion of value in use (“VIU”):

“The estimated future cash flows are discounted to their present value using a post-tax discount rate …”

We note the Staff’s reference to IAS 36.55 and will modify our disclosure in our December 31, 2013 consolidated financial statements to the following for the referenced sentence above:

“The estimated future cash flows are discounted to their present value using a pre-tax discount rate …”

We believe that this is the most appropriate method of correction. As noted throughout the remainder of our disclosures related to impairment in the consolidated financial statements, the determination of recoverable amount is determined by reference to fair value less cost to sell (“FVLCS”). This is due to that fact that for an operating mining entity this determination will generally always be the greater of the two determinations for the recoverable amount, as future expansion is included within the life-of-mine plan in the FVLCS determination, whereas you cannot include future expansion in a VIU determination. We have disclosed in our critical judgments in applying our accounting policies that we have used FVLCS, which is consistent with our disclosure in note 7 that states that we used FVLCS to determine recoverable amount.

Also, please be advised that Claude Resources Inc. understands that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments does not preclude the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CLAUDE RESOURCES INC.

/s/ Rick Johnson
_______________________________

Rick Johnson

Chief Financial Officer

Vice President Finance

RJ/mgm